IMPORTANT NOTICE: INVESTORS ARE STRONGLY ADVISED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION Jean-Bernard LEVY Chief Executive Officer Morgan Stanley TMT Conference November 18, 2005

All VU businesses are profitable and growing Strong operating performance in the 9 months 2005: Revenues: up 8% to € 13,960 million; EFO: up 24% to € 2,971 million; Adjusted Net Income: up 73% to € 1,687 million. On a comparable basis Revenues 2005 EFO 2005 EFO 2004 Universal Music Group: €3,211m +3% €213m €95m Vivendi Universal Games: €396m +88% €20m (€200m) Canal+ Group: €2,515m +3% €267m €294m SFR €6,475m +8% €2,032m €1,844m Maroc Telecom €1,380m +14% €565m €512m 9 months 9 months

Vivendi Universal will exceed its 2005 Adjusted Net Income growth target announced at the 2005 AGM In IFRS In millions of euros 2004 2005 Est 1330 1900 2005 2004 €1,330 m > €1,800 m EPS from €1.16 ... .... to above €1.57 DPS of €0.60 ... .... at least 50% payout Vivendi Universal's 2005 Guidance as updated on September 13, 2005

VU Operates Leading Media & Telecom Assets Mobile / Fixed line Pay-TV Music Video Games 92% 99% 20%* 100% 100% 56% 51% * 20% controlling interest and a 18.5% ownership interest Film TV / Film TV / Film Global Content Local Distribution Platforms neufCegetel 28% Mobile / Fixed line

Explosion of usage... Increasing level of music consumption; Explosion of Online video games; Trend in TV consumption habit geared towards multi channel; Constant increase in voice minutes and data traffic on mobile telephony networks. .... despite regulatory pressure on prices... .... and with an expected reduction in piracy: 2005 the turning point? (Grokster closed its operations on November 7, 2005) Vivendi Universal is positioned on growing markets in usage

Focused on investing in quality content

- **Universal Music Group:**
  - Continuous investment in Artist & Repertoire (A&R) to expand into new genres, identify emerging talent and develop new artists;
  - Develop and acquire music publishing catalogs and publishing rights.

- **Vivendi Universal Games:**
  - Investment in Blizzard and Sierra to develop and publish new games;
  - Acquisition of development studios: *Swingin' Ape, Radical, Swordfish Studios;*
  - Creation of specific content for wireless games.

- **Canal+ Group:**
  - Acquisition of exclusive rights for the Canal+ Premium channel:
    - Sport: French Soccer League, main European Soccer leagues, French rugby Top-14 ...
    - Cinema: 75% of top 30 in 2005 French Box Office and exclusive agreements with ¾ of major US studios (Universal, Sony / Columbia, Fox, Dreamworks...)
  - StudioCanal: strong releases in movie co-production & distribution and benefice of the Working Title JV with Universal.

- **SFR:**
  - Secured exclusive rights (Soccer, Music, TV) to attract 3G subscribers.

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Broadband penetration creates new opportunities within all our businesses and at their frontier Broadband increases value in content: Music: download services & ringtones thematic channels Online Game: World of Warcraft Pay-TV: DSL & DTT offer Video on Demand: CANALPLAY New services on 3G networks: MMS, Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony... Mobile TV, mobile visiophony...

Video phone News Music Messages TV Corporate Services Internet Acces Payment Games SFR / CANAL+ Group: Launch of the world's first Pay-TV package over mobile phones SFR / UMG: Strategic agreement for the distribution of music and video content over mobile Mobility creates new opportunities within all our businesses and at their frontier Wireless Games: Creation of a wireless mobile division within VU Games Verizon / UMG / amp'd mobile: Launch of a music-focused MVNO (amp'd mobile) on the US market

Being part of Vivendi Universal Enhances the Value of Each Business Our businesses are distinct but benefit from strong complementary characteristics: Quality and exclusivity of content drive growth on digital distribution platforms; Common key skill sets: Subscription management (SAC, churn, ARPU, CRM, ...), Development of brands and talent, Content digitization, Intellectual property management; Innovation and customer care management. Shared projects create competitive advantages: Time to market / Creation of new markets; Best practices in technology and marketing expertise; Incremental growth drivers.

The subscription management model: A common expertise developed across the group 21-year experience in Pay-TV subscription 18-year experience in mobile telephony subscription Subscriber Acquisition Costs (SAC) to optimize market share Customer Relationship Management (CRM) to constantly improve service ARPU growth, through a constant improvement in service offer Specific marketing offers and promotions to manage churn rate VU Games' / Blizzard's development of World of Warcraft's subscription model UMG, through its amp'd Mobile (music-focused MVNO) investment Development of innovative marketing offers at Maroc Telecom Long experience in the subscription model, i.e. in the management of: This experience benefits:

Ability to develop strong brands on multiple platforms: 50 Cent example

50 Cent



Ringtones

- 50 Cent named "Ringtone Artist of the Year"
- Ringtone collections >$1m to date

Other

- VUG game based on feature film: "*Bulletproof*"
- Hero's of Hip Hop (Graphic Novel) and "Star Cards" (Hallmark)

Synchronization

- Starring in a feature film "Get Rich or Die Tryin' ", 10 songs being utilized in the film.
- Reebok commercial
- Various other songs licensed for film & TV use (e.g. Rock School, Shark Tale)

Monetize various revenue streams from each successful brand

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VIVENDI UNIVERSAL

Ability to develop strong brands on multiple platforms: the CANAL+ example At home mobile Programmed content On demand / customized content Subscribers SVOD subscribers Mobility extension DVB-H 3G DVB-H subs. 3G subs. Multi- equipment Subscribers Downloads - VOD Purchasing acts Downloads - VOD PVR Capitalize on the strength of the CANAL+ brand to deliver the best content anywhere and anytime VOD

Vivendi Universal: A Coherent Group Creation and development of brands and talent Marketing and distribution networks, customer loyalty, interactive services Management of investment and technological innovation Content Content Platform and subscriber management Networks

A unique management philosophy as a key advantage VU's management board is composed of the heads of VU's businesses: Music, Games, Pay TV, SFR, Maroc Telecom and Group CFO. A strong management team: remarkable track record; focused on operating skills; results-driven; incentivized on clear objectives: earnings and cash flow. A collegial management able to: link operating people for cross fertilization; launch common projects at their initiative; create more value as a Group than each business would apart; leverage a handful of reasonable acquisition targets.

Growth Drivers for 2006 - 2008 are Already In Place Digital distribution and new sources of music revenues: Digital distribution already accounts for 6% of total UMG sales Exclusive premium content and launch of Pay-DTT: Launch of Pay-DTT in November in France Development of World of Warcraft in new and existing markets: Already more than 4.5 million paying customers around the world Mobile data services, 3G infrastructure, fixed-mobile substitution; Mobile and DSL penetration in Morocco. Investing in content creation, telecom infrastructure and distribution platforms

Vivendi Universal's Key Advantages Ability to outperform competition in each of VU's markets: N°1 or N°2 in our key markets Leverage strong and efficient partnerships through key alliances: Vodafone, GE, Kingdom of Morocco Financial flexibility with which to build its future No identified systemic risk Sustainable and controlled development Collegial management philosophy Vivendi Universal combines growth and cash returns

Vivendi Universal: A Commitment through Time Vivendi Universal offers a unique combination of growth and cash returns with a commitment to deliver quickly: €2bn Adjusted Net Income and €2bn net available cash flow; €1bn dividend payment (50% pay-out); A capacity to make reasonable acquisitions, while maintaining a financial net debt level between €3bn and €6bn. Vivendi Universal offers exposure to attractive businesses benefiting from: cross-fertilization; global transition to broadband; achievements of mobile services.

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not materialize; the anticipated reduction of Vivendi Universal's indebtedness will not materialize in the time period or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marche Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov and www.amf-france.org or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation to provide, update, or revise any forward-looking statements.